EXHIBIT 99.2

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S

DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2

www.firstmininggold.com | 1-844-306-8827

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	2

2023 HIGHLIGHTS	2

SELECT FINANCIAL INFORMATION	4

MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES	5

MINERAL PROPERTY PORTFOLIO REVIEW	6

SELECT QUARTERLY FINANCIAL INFORMATION	20

RESULTS OF CONTINUING OPERATIONS	21

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	23

FINANCIAL INSTRUMENTS	24

RELATED PARTY TRANSACTIONS	24

OFF-BALANCE SHEET ARRANGEMENTS	24

FINANCIAL LIABILITIES AND COMMITMENTS	24

NON-IFRS MEASURES	25

ACCOUNTING POLICIES	25

CRITICAL ACCOUNTING ESTIMATES	25

CRITICAL ACCOUNTING JUDGMENTS	25

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	26

RISKS AND UNCERTAINTIES	26

QUALIFIED PERSONS	28

SECURITIES OUTSTANDING	28

DISCLOSURE CONTROLS AND PROCEDURES	28

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	28

LIMITATIONS OF CONTROLS AND PROCEDURES	29

FORWARD-LOOKING INFORMATION	29

CAUTIONARY NOTE TO U.S. INVESTORS	30

Page 1

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

GENERAL

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of First Mining Gold Corp. (the “Company”, “First Mining”, or “FMG”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine months ended September 30, 2023, in comparison to the corresponding prior-year period. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2022 and it is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three and nine months ended September 30, 2023 (collectively, the “Financial Statements”). These documents along with additional information on the Company, including the Company’s Annual Information Form (“AIF”) for the financial year ended December 31, 2022, are available under the Company’s SEDAR+ profile at www.sedarplus.ca, on EDGAR at www.sec.gov. All published information is publicly available through First Mining’s website at www.firstmininggold.com.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section in this MD&A titled “Forward-Looking Information” for further details. In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section in this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section in this MD&A titled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of November 10, 2023, and all information contained in this MD&A is current as of November 10, 2023.

COMPANY OVERVIEW AND STRATEGY

First Mining is advancing a portfolio of gold projects in Canada, with a focus on the Springpole Gold Project (the “Springpole Project” or “Springpole”) in northwestern Ontario, including the surrounding Birch-Uchi mineral tenure, and the Duparquet Gold Project (the “Duparquet Project” or “Duparquet”) in Quebec.  Springpole is one of the largest undeveloped gold projects in Ontario. The Company has commenced a Feasibility Study (“FS”) and permitting activities are on-going with a draft Environmental Impact Statement/Environmental Assessment (“EIS/EA”) for the Springpole Project issued for review and consultation in May 2022. In September 2022, First Mining acquired 100% ownership of the Duparquet Project, one of the largest undeveloped gold projects in Quebec. The Company filed the Preliminary Economic Assessment (“PEA”) on the Duparquet Project in October 2023. First Mining also wholly owns the Cameron Gold Project in Ontario. The portfolio of First Mining’s gold project interests includes a 30% interest in the Pickle Crow Gold Project in Ontario (being advanced in partnership with Auteco Minerals Ltd.), a 49% interest in the Hope Brook Gold Project in Newfoundland (being advanced in partnership with Big Ridge Gold Corp.) and an equity interest in Treasury Metals Inc. (“Treasury Metals”).

2023 HIGHLIGHTS

The following highlights the Company’s most recent developments (including subsequent events up to November 10, 2023).

Project Highlights

Springpole

•

Continued collecting environmental baseline data and advancing environmental assessment work, planning for submission of a final EIS/EA in 2024, engagement and negotiations with local Indigenous rights holders, government regulators and stakeholders of the Springpole Project.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

•	Continuing Feasibility Study work activities, including preliminary pit slope and mine design, and a 230 kV transmission line design including the required connectivity studies.
•	Permit application submitted to build a winter road to access Springpole exploration camp from the Wenesaga forestry access road.

Birch-Uchi

•

Delivered results from the winter diamond drilling program, including intersection of significant gold mineralization at the Saddle (0.92 g/t Au over 114 metres) and Horseshoe (0.54 g/t Au over 57 metres) targets.

•

Additional work completed in 2023 to date includes further consolidation and analysis of the 2022 and 2023 exploration data, a summer soil geochemistry campaign focused on new and follow-up targets, and mapping and prospecting programs focusing on several prospective areas. Corresponding drill target development is underway.

Duparquet

•

Results of a positive PEA were released on September 7, 2023, including an updated Mineral Resource Estimate for the Duparquet Project that includes estimates for the Duparquet, Pitt and Duquesne deposits. The PEA Technical Report was filed on October 20, 2023.

•

As of September 30, 2023, the Company completed an initial Phase I, 5,000 metre exploration drilling program at the Duparquet Gold Project, focusing on validating, de-risking and advancing a number of newly developed exploration targets, as well as growing the existing mineral resource.

•	In Q3 2023, the Company’s Board of Directors and Senior Leadership Team visited the Duparquet site and held meetings with the town Mayor and certain Council Members.
•	Continued to host information sharing sessions with the Municipality of Duparquet, to enhance an ongoing dialogue with the local communities.
•	Work continued on baseline environmental studies with respect to groundwater and surface water quality.
•	In Q2 2023, a subsidiary of the Company filed the initial management plan with Quebec Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”).

Corporate Highlights

•

On October 26, 2023, the Company announced its intent to complete an equity financing by way of a non-brokered private placement of up to 40,000,000 Units of the Company at a price of $0.125 per Unit for aggregate gross proceeds of $5 million (the “Offering”). Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company at a price of $0.20 per share at any time prior to the date which is 36 months following the closing date of the Offering. The closing of the Offering is expected to occur on or before November 21, 2023.

•

As of September 30, 2023, the Company’s cash and short-term investments balance was $6.7 million and the equity interests in Treasury Metals, PC Gold Inc. (Pickle Crow Project), and Big Ridge Gold Corp. (Hope Brook Project) had a combined carrying value of $26.3 million.

•

On June 23, 2023, the Company completed a non-brokered private placement for aggregate gross proceeds of $5,000,000 consisting of 18,518,519 flow-through units (“FT Units”) at a price of $0.27 per FT Unit. Each FT Unit is comprised of one common share and one half of one common share purchase warrant, issued on a flow-through basis, being exercisable to acquire one additional common share of the Company at a price of $0.27 for a period of 36 months following the closing date of the offering and paid issuance costs of $127,000.

•

Following the Company’s annual general meeting of shareholders on June 14, 2023, (the “2023 AGM”), it was announced that the Company’s shareholders had voted in favour of all matters brought before the 2023 AGM.

•

On June 19, 2023, the Company published its second annual Environmental, Social and Governance (“ESG”) Report for the 2022 year (“ESG Report”). The Report provides a comprehensive overview of the Company’s ESG commitments, practices and performance.

•

On April 24, 2023, the Company sold its mining claims in Manitoba (the “Eagle Claims”) to Grid Metals Corp (“Grid Metals”) for total consideration comprised of $300,000 in cash, 250,000 common shares of Grid Metals, a future contingent payment of C$350,000 and a 2.0% NSR royalty on the Eagle Claims.

Page 3

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

SELECT FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):	For the nine months ended September 30
	2023	2022
Mineral Property Cash Expenditures(1)	$14,261	$20,072
Net Income (Loss)	1,002	(8,148)
Total Cash Provided by (used in) Operating Activities	(4,274)	(3,320)
Basic and Diluted Net Loss Per Share (in Dollars)(3)	$0.00	$(0.01)

Financial Position (in $000s):	September 30,	December 31,
	2023	2022
Cash and Cash Equivalents	$1,949	$13,558
Working Capital(2)	(3,049)	5,612
Short-term investments and investments	4,828	184
Mineral Properties	239,500	221,147
Investment in Treasury Metals Inc.	3,302	5,592
Investment in PC Gold Inc. (Pickle Crow Project)	21,528	21,572
Investment in Big Ridge Gold Corp. (Hope Brook Project)	1,479	2,119
Total Assets	276,098	266,933
Total Non-current Liabilities	$29,473	$30,015

Total Investments (in $000s):	September 30,	December 31,
	2023	2022
Short-term investments and Investments	$4,828	$184
Non-Current Investments:
Investment in Treasury Metals Inc.	3,302	5,592
Investment in PC Gold Inc. (Pickle Crow Project)	21,528	21,572
Investment in Big Ridge Gold Corp. (Hope Brook Project)	1,479	2,119
Total Investments	$31,137	$29,467

(1)	This represents mineral property expenditures per consolidated statements of cash flows.
(2)

This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information please see the section in this MD&A titled “Non-IFRS Measures”.

(3)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

Net Income (Loss) – The increase in net income for the first nine months of 2023 compared to the net loss in the same period in 2022 is primarily due to the gain on disposal of the non-core Royalty portfolio of $6.7 million. The change in net income (loss) from non-cash items for the nine months ended September 30, 2023 primarily related to a no loss on investments for the first nine months of 2023 (nine months ended September 30, 2022: $1.6 million), a change in reclamation estimate of $1.0 million (nine months ended September 30, 2022: nil) and an impairment on non-current assets of $1.5 million (nine months ended September 30, 2022: $9.6 million).

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Cash and Cash Equivalents – the decrease in 2023 was primarily due to cash used in investing activities at the Company’s mineral projects, particularly Springpole and Duparquet. The cash used was partly offset by the cash received from the sale of a non-core royalty portfolio to Elemental Altus Royalties Corp in Q1 2023 and a non-brokered private placement raising aggregate gross proceeds of $5,000,000 in Q2 2023. See the section in this MD&A titled “Financial Condition, Liquidity and Capital Resources”.

Total Assets – increased relative to December 31, 2022, primarily due to the increase in mineral properties primarily due to acquisitions and field activity. The increase in total assets was offset by cash spent on operating expenses in the income statement.

MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES

The Springpole Project is the only mineral project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Resources and Reserves for the Springpole Project are shown below (for further details, see the technical report entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021 (the "PFS"), which was prepared for First Mining by AGP Consultants Inc. (“AGP”) in accordance with NI 43-101 and is available under First Mining’s SEDAR profile at www.sedarplus.ca):

MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Probable Reserves
Springpole Gold Project(1)	121,600,000	0.97	5.23	3,800,000	20,500,000

Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	183,600	1.43	-	8,500	-
Indicated Resources
Springpole Gold Project(4)	151,000,000	0.94	5.00	4,600,000	24,300,000
Hope Brook Gold Project (49%)(8)	7,933,100	2.32	-	590,940	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	69,022,700	1.55	-	3,432,100	-
Inferred Resources
Springpole Gold Project(4)	16,000,000	0.54	2.80	300,000	1,400,000
Hope Brook Gold Project (49%)(8)	1,085,350	3.24	-	113,190	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project (30%) (7)	2,835,600	4.10	-	369,150	-
Duparquet Gold Project(3)	50,822,000	1.62	-	2,640,500	-
Total Measured Resources	3,543,600	2.68	-	305,500	-
Total Indicated Resources	230,125,800	1.18	5.00	8,790,040	24,300,000
Total Measured and Indicated Resources	233,669,400	1.21	5.00	9,095,540	24,300,000
Total Inferred Resources	77,277,950	1.59	2.80	3,955,840	1,400,000

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

The Mineral Reserves and Resources set out in this table, with the exception of the Hope Brook Gold Project, are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s AIF for the year ended December 31, 2022, which is available under the Company’s SEDAR profile at www.sedarplus.ca. The Hope Brook Mineral Resources are based on the technical report titled “Mineral Resource Estimate Update for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by SGS Geological Services Ltd. for Big Ridge Gold Corp., dated April 6, 2023, which is available under Big Ridge’s SEDAR profile at www.sedarplus.ca.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(1)

The Springpole Mineral Reserve Estimate has an effective date of December 30, 2020 and is based on the Mineral Resource Estimate that has an effective date of July 30, 2020. The Mineral Reserve Estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a US$878/oz Au pit shell with a US$1,350/oz Au price for revenue. The equivalent cut-off grade was 0.34 g/t gold (“Au”) for all pit phases. The mining cost averaged $2.75/t mined, processing cost averaged $14.50/t milled, and the G&A cost averaged $1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%. The exchange rate assumption applied was $1.30 equal to US$1.00.

(2)

Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured Mineral Resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured Mineral Resources at 3.09 g/t Au.

(3)

The Duparquet Consolidated Mineral Resource Estimate represents a combination of the resources at the Duparquet, Pitt Gold and Duquesne deposits. For Duparquet, the mineral resource estimate is classified as Measured, Indicated and Inferred. For Pitt Gold and Duquesne, the mineral resource estimates are completely classified as Inferred. Duparquet deposit resources are reported at a cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (underground). Duquesne open pit resources are reported at a cut-off grade of 0.5 g/t Au, and Pitt Gold and Duquesne underground resources are reported at a cut-off grade of 1.75 g/t Au.

(4)

Springpole Mineral Resources are inclusive of Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au. Cut-off grades are based on a price of US$1,550/oz Au and $20/oz (“Ag”), and processing recovery of 88% Au and 93% Ag. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.36. Silver Mineral Resources for Springpole are shown in separate columns for Silver Grade (g/t) and Contained Silver Ounces (oz).

(5)

Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated Mineral Resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated Mineral Resources at 2.08 g/t Au.

(6)

Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred Mineral Resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred Mineral Resources at 2.54 g/t Au.

(7)

The Pickle Crow Gold Project contains total Inferred Mineral Resources of 9,452,000 tonnes at 4.10 g/t Au, for a total of 1,230,500 ounces Au. This is comprised of 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred Mineral Resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred Mineral Resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 m. First Mining owns 30% of the Pickle Crow Gold Project, and 70% is owned by Auteco Minerals Ltd. The Inferred Mineral Resources for Pickle Crow shown in the above table reflects First Mining’s percentage ownership interest in the Pickle Crow Gold Project.

(8)

First Mining owns 49% of the Hope Brook Gold Project, and 51% is owned by Big Ridge Gold Corp. The Indicated and Inferred Mineral Resources for Hope Brook shown in the above table only reflects First Mining’s percentage ownership interest.

MINERAL PROPERTY PORTFOLIO REVIEW

The following section discusses the Company’s priority and other significant projects for assets located in Canada.

As at September 30, 2023 and December 31, 2022, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Springpole	Birch-Uchi	Cameron	Duparquet	Hope Brook	Others (1)	Total
Balance December 31, 2022	$125,829	$3,871	$32,581	$42,886	$15,852	$128	$221,147
2023 acquisition and capitalized net expenditures	10,037	3,839	168	4,437	-	-	18,481
Option payments	-	-	-	-	-	(128)	(128)
Balance September 30, 2023	$135,866	$7,710	$32,749	47,323	$15,852	$-	$239,500

(1)

Other mineral properties as at September 30, 2023 and December 31, 2022 included: A 1.5% NSR royalty on the Goldlund gold property, which was sold by First Mining on December 19, 2022 (see financial statement note 7); and the Turquoise Canyon property in Nevada (formerly under option with Momentum Minerals Ltd. which was subsequently acquired by IM Exploration Inc. on July 6, 2021 and IM Exploration Inc. was renamed to Westward Gold Inc. on October 7, 2021. Westward Gold Inc. exercised its option to acquire the Turquoise Canyon property on January 30, 2023, and as a result, First Mining no longer owns the Turquoise Canyon property.)

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

MATERIAL CANADIAN GOLD PROJECTS

Springpole Gold Project, Ontario

The Springpole Gold Project, as defined in the PFS, covers an area of 41,943 hectares in northwestern Ontario, and consists of 30 patented mining claims, 282 mining claims and thirteen mining leases. Additional mining claims surrounding the Springpole Gold Project were acquired by First Mining in 2021, totaling another 9,209 hectares. The project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 44-person onsite camp, winter road access, a forestry access road within 18 km of the camp, and nearby power lines within 40 km. The Springpole Gold Project is located within an area that is covered by Treaty Nine and Treaty Three First Nations Agreements. With approximately 4.6 million ounces of gold and 24 million ounces of silver in the Indicated Mineral Resource category, the Springpole Gold Project is one of the largest undeveloped gold projects in Ontario1.

During the nine months ended September 30, 2023, the most significant expenditures at the Springpole Gold Project were:

•	$4,505,000 in connection with environmental data collection and assessment activities, assaying, field work;
•	$1,795,000 for site employees’, contractors’, and salaries;
•	$1,490,000 in connection with land tenure and advanced royalty acquisitions;
•	$1,448,000 in connection with ongoing drilling, exploration and technical studies;
•	$799,000 in connection with travel, fuel and other expenditures.
$10,037,000

2023 Technical Programs

Since completing the PFS for Springpole in January 2021, First Mining has been engaged in a number of significant technical programs to further optimize the development plan for Springpole and to further define the project scope for the Environmental Assessment (“EA”) / Environmental Impact Statement ("EIS") process and into the Feasibility Study (“FS”) process.  These programs include FS-level metallurgical test work, geotechnical and site investigation work to support FS-level preliminary pit slope, dyke and Co-Disposal Facility design, revisions to the PFS mine plan, an update to the Mineral Resource estimate in the PFS incorporating recent drilling results, completion of a power connectivity study, exploring renewable power generation opportunities, additional environmental data collection, predictive environmental effects modelling and studies, and EIS/EA preparation.

Metallurgical Program

The focus of the FS-level metallurgical program is to confirm metallurgical information and the process design of the PFS and explore opportunities to enhance metal recoveries and reduce operating and capital costs for Springpole. Initial metallurgical test work was completed at the end of Q1 2022 and based on these results an additional test work program was commenced to confirm the proposed FS process design in Q3 2022. The Feasibility Study metallurgical program was completed in Q3 2022, and the process flow diagram (PFD), mechanical and electrical equipment lists, and plant layout have been revised based on the findings of the program. Final reporting consolidating all metallurgical work results is currently underway.

Renewable Power Generation Opportunities

An initial scoping study by SLR Consulting Inc. in 2021 on power generation in the project development area concluded that wind and solar were both viable potential supplemental power sources for the Springpole Project that warranted further study.  In furtherance of this, First Mining continued site-specific data collection for wind resources throughout H2 2022 and H1 2023 and aims to discuss opportunities with the local communities to better understand avenues for partnership in a potential renewable power development. Preliminary wind data for the last 9 months is currently being analyzed. In March 2023, First Mining commissioned a further study, to follow on from the initial scoping study completed by SLR in 2021.

_______________________

1 Source: S&P Market Intelligence database as of April 16, 2022. Ranking among undeveloped primary gold resources per jurisdiction.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

230 kV Transmission Line Design

In Q1 2023, First Mining continued to advance a feasibility-level design of an 89 km, three-phase, 230 kV overhead transmission line from a tap location on the existing Wataynikaneyap Power GP (“Watay”) W51W transmission line to supply electrical power to the mine site.  In Q2 2023, Ontario’s Independent Electricity System Operator (“IESO”) finalized a System Impact Assessment (“SIA”) on the Project, which is required for the proposed new transmission line. First Mining engaged Watay to perform a Short-Circuit Study to assist the IESO in its performance of the SIA, a Protection Impact Assessment (“PIA”), which was completed in Q1, 2023. Now that the SIA is complete, the next step is for Watay to complete a Customer Impact Assessment (“CIA”), and in September 2023 they issued a draft CIA to First Mining for comments. Also in September 2023, IESO issued the final SIA to First Mining, as well as the IESO Notification of Conditional Approval for Connection for the Springpole Mine Project.

Further Co-Disposal Facility (“CDF”) Optimization

In Q4 2022, First Mining completed all trade-off studies on the CDF, which highlighted the need for additional optimization on the PFS design. First Mining has adopted certain recommendations arising from the trade-off studies, and in the first half of 2023, advanced the CDF concept design which will support the mine planning, process design and environmental assessment work, and which is due for completion in Q4 2023.

Environmental Data Collection

The 2023 environmental field work activities are wrapping up and involved a comprehensive program to supplement the baseline data that had been collected over several previous years. The studies covered a broad range of disciplines across the biological, physical and human environments including surface water, groundwater, geochemistry, aquatic biology, archaeology, cultural heritage, and species at risk.

Environmental Impact Statement/Environmental Assessment (EIS/EA) Preparation

After releasing the draft EIS/EA in May 2022, First Mining has held several meetings with government regulators and received written comments from all relevant provincial ministries and federal agencies. First Mining has also received written comments from the Métis Nation of Ontario and Mishkeegogamang Ojibway First Nation. The Municipality of Ear Falls and Municipality of Sioux Lookout have submitted letters in support of the Project. By the end of April 2023 First Mining had issued responses to all of the initial comments and is continuing to receive follow-up comments and resolve comments through technical meetings. In Q2 and Q3 2023, First Mining hosted public and community open house meetings to engage on the draft EIS/EA, with further open houses and webinars planned for November. Consultation and engagement on the draft EIS/EA with Indigenous communities, communities, regulators and stakeholders will continue in order to shape the final EIS/EA submission in mid-2024.

Cat Lake First Nation

On September 18, 2023, the Company was informed that the Cat Lake First Nation (“CLFN”) had passed a Band Council Resolution (“BCR”) ratifying an existing moratorium on mining and mining related activities in Cat Lake traditional territory. The BCR was issued in reaction to the Province of Ontario consulting with CLFN on the Company’s permit request for the potential construction of an overland winter access road to the Springpole project from the Birch River crossing.  CLFN had declared a moratorium on mining and mining related activities by letter dated December 2022. The Province of Ontario has continued to grant exploration and other permits to the Company throughout 2022 and 2023, and to date the moratorium has not impacted the Company’s ability to carry out its operations, including exploration, development and environmental assessment activities at the Springpole site. The Company continues to constructively engage with local Indigenous communities, government regulators and stakeholders to further the Springpole Project.

Key Catalysts for Springpole Project Development for the remainder of 2023

First Mining is continuing with a number of important project advancements in 2023, including:

•	Advancing geotechnical work plans for design of open pit and Co-Disposal Facility (“CDF”)
•	Continuation of other FS engineering activities such as dyke design, CDF design, road access and transmission line design, and other site infrastructure requirements
•	Continuing assessment of renewable energy development opportunities in and around the Project
•	Finalization of Watay’s Customer Impact Assessment (“CIA”), issuance of final SIA to IESO, and continuation of design work on the 230 kV transmission line
•	Ongoing engagement and subsequent updates to the environmental effects studies and EIS/EA report

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Silver Stream transaction with First Majestic Silver Corp.

On June 10, 2020, First Mining entered into a Silver Purchase Agreement with First Majestic Silver Corp ("First Majestic") pursuant to which First Majestic agreed to pay First Mining total consideration of US$22.5 million (the “Advance Payment”), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (the “Silver Stream”). The transaction closed on July 2, 2020, and the first two tranches totaling $17.5M have been paid to First Mining. The final tranche of US$5 million is payable by First Majestic upon First Mining receiving approval of a federal or provincial EA for the Springpole Gold Project, with US$2.5 million payable in cash and US$2.5 million payable in First Majestic Shares (based on 20-day VWAP of the First Majestic Shares on the TSX at the time).

In addition, upon closing the transaction on July 2, 2020, First Mining issued 30 million common share purchase warrants (“First Mining Warrants”) to First Majestic pursuant to the terms of the Silver Purchase Agreement.  Each First Mining Warrant entitles First Majestic to purchase one First Mining Share at an exercise price of $0.40 for a period of five years. As a result of the distribution of shares and warrants of Treasury Metals that was completed on July 15, 2021, pursuant to the adjustment provisions of the First Mining Warrants, the exercise price of these warrants was reduced from $0.40 to $0.37, and the number of these warrants was increased from 30.0 million to 32.1 million.

In the event the Company were to default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project.

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the “Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole. The proceeds received by First Mining are being used to advance the Springpole Gold Project through the FS process and will also be used to advance the project through the federal and provincial EA processes.

Birch-Uchi Gold Project, Ontario (Regional land acquisitions)

With its Birch-Uchi Gold Project, First Mining consolidated a 74,000 ha land tenure through acquisitions and option agreements (see Figure 2) surrounding its Springpole Project to advance regional scale exploration opportunities. The Birch-Uchi Greenstone Belt has historically and still presents an exciting opportunity for discovery in an area which has only seen a fraction of the exploration work that has been done in the neighbouring Red Lake and Pickle Lake greenstone belts.

Prospective targets in this new mineral tenure include the past-producing high-grade Sol d’Or mine; the Swain property, the Vixen North property - located nearby the past-producing Argosy mine, which produced approximately 100,000 oz. at 11.4 g/t Au - and the Birch property, which includes the HGI prospect where historical drilling has intersected gold grades up to 245 g/t.

Page 9

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Figure 2:  First Mining’s Land Tenure within the Birch-Uchi Greenstone Belt

First Mining has actively been conducting regional-scale exploration in the Birch-Uchi Greenstone Belt since 2021 where the focus has been to infill data gaps, follow up on historical and newly defined prospective areas, and advance discovery to build a prospectivity pipeline.

During the 2022 & 2023 targeted field campaigns, First Mining’s exploration teams have collected 1,381 soil geochemical samples and 998 rock grab samples during mapping and prospecting campaigns, drill tested four targets, and completed a 3,843 line km airborne geophysical survey. This work has contributed to the development of a target catalogue with more than 80 targets identified for further follow-up and advancement.

Significant and anomalous supporting gold results were returned from rock samples (including 42.4 g/t Au at the Sirius target, 34.7 g/t Au at the historic Sol D’Or Mine, 15.4 g/t Au at the Bronco target, and 15.3 g/t Au at the Canamer target) and the Company continued to build up a sizeable district dataset for targeting of mineralization occurrences and favourably endowed gold trends.

Page 10

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

In October 2022, the Company completed a 3,843 line km geophysical airborne survey over portions of the Birch-Uchi land tenure and the geophysical survey data from SkyTEM was delivered in December 2022, upon which further work was undertaken by Mira Geoscience to develop advanced geophysical interpretation, modelling and 3D inversion support products in Q1 2023.

In July 2023, the Company announced results from its 2023 drilling program in the Birch-Uchi Greenstone Belt, which comprised a total of eleven drill holes for 2,760 meters, and focused on three target areas (Saddle, Horseshoe, and Atlantis). A summary of the target areas and drill results is provided below.

Saddle Target

The Saddle target is located approximately 12 km southwest of the Springpole Gold Project (Figure 3) and drilling by the Company at the Saddle target included five drill holes totaling 842 meters which identified a significant gold mineralization system, and returned consistent gold mineralization over meaningful widths that remains open for expansion.

Drill highlights at the Saddle Target include grades of 0.92 g/t Au over 114.0 meters in hole SAT23-001, and 0.75 g/t Au over 57.7 meters in drill hole SAT23-002.  The 2023 drilling results are indicative of a mineralization envelope that is continuous on both sides of the shear zone and will form an important focus of additional follow-up exploration.

Horseshoe Target

The Horseshoe target is located approximately 10 km southwest of the Springpole Gold Project (Figure 3) and drilling by First Mining in the 2023 winter program at Horseshoe included five drill holes totaling 1,589 metres.  Drilling was focused on testing the preliminary 3D geological model and to target sheared, mineralized granodiorite along the Swain Deformation Zone (“SDZ”) as well as its continuity down plunge.  Drilling identified a significant gold mineralization system, with assay results indicating the expansion of the gold mineralization beyond the original modelled zones.  Drill highlights include 0.48 g/t Au over 48.5 metres in drill hole HOR23-001, 0.54 g/t Au over 57 metres in drill hole HOR23-002, and 0.64 g/t Au over 24 metres and 0.45 g/t Au over 14.5 metres in drill hole HOR23-003.

Atlantis Target

One drill hole in the 2023 winter program was completed to test the Atlantis target within the Company’s Birch Property, located approximately 4 km north of the Springpole Gold Project (Figure 3), where several significant high-grade gold settings have been identified in previous exploration campaigns. The Atlantis target occurs as a series of plate modeled EM conductors identified in the 2022 SkyTEM geophysical campaign, coincident with a magnetic high trend interpreted to be folded iron formation stratigraphy. The 2023 drill hole BIR23-001 tested this target and was a technical success in that it intercepted significant quartz veining, as well as multiple zones of pyrite and pyrrhotite sulphidized iron formation stratigraphy that will provide additional vectoring within the target and property-wide area. Gold grades returned were below detection limits, with additional characterization work and target vectoring in this target area still to be completed.

Page 11

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Figure 3: 2023 Drill Target Locations, Birch-Uchi Greenstone Belt Project

Summer 2023 Field Program

The 2023 summer field campaign was comprised of soil geochemistry surveys as well as mapping and prospecting programs across the Birch-Uchi properties.

Soil geochemistry campaigns comprised of regional greenfields screening on areas of lower data resolution and across regional structures and features, including those highlighted during the 2022 airborne geophysics campaign. Additionally, infill soil sampling was conducted on anomalous values returned from the 2022 campaigns including a 724ppb Au in-soil anomaly from Swain Property.  Analytical results are expected to be finalized in Q4 2023 for review and interpretation.

Targeted mapping and rock grab sampling programs were completed in 2023; the purpose of these targeted campaigns was to advance anomalies highlighted in the 2022 airborne geophysics campaign as well as 2021 and 2022 rock grab sample highlights as reported. Follow-up mapping targets are aimed at characterizing the geological and mineralization setting for further target evolvement. Analytical results are to be finalized, reviewed and integrated in Q4 2023.

Page 12

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Figure 4: First Mining 2023 Summer Program, Birch-Uchi Greenstone Belt

During the nine months ended September 30, 2023, the most significant expenditures at the Birch-Uchi Gold Project were:

•	$1,063,000 for field work, travel, assaying and environmental expenditures;
•	$1,044,000 in connection with drilling, exploration and technical consultation; and
•	$740,000 for site employees’ salaries and management salary allocations;
•	$582,000 in connection with travel, fuel and other expenditures.
$3,839,000

Future Work Plans

Following on from their 2022 and 2023 field programs, the First Mining exploration team continues to integrate the data for consolidation, analysis and target evolvement, and are compiling the results of their 2023 summer mapping and soil geochemistry sampling programs which focused on a multitude of prospective areas in their Birch-Uchi land tenure.

Duparquet Gold Project, Quebec

On September 15, 2022, the Company announced that it had completed the acquisition of Beattie shares that were not already owned by First Mining as well as the acquisitions of 2699681 Canada Ltd. And 2588111 Manitoba Ltd. (the “Concurrent Transactions”) and thus as a result, First Mining became 100% owners of the Duparquet Gold Project.

Page 13

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

On January 30, 2023, First Mining, through its wholly-owned subsidiary Duparquet Gold Mines Inc., entered into an agreement with IAMGOLD Corporation, to acquire its Porcupine East property located adjacent to the Company’s Duparquet property and connecting the land package to its Pitt and Duquesne properties to the east. The transaction closed on February 2, 2023, for a total consideration of:

(1)	2.5 million First Mining shares;
(2)	The grant to IAMGOLD of a 1.5% NSR royalty on the Porcupine East property;
(3)	A payment of $500,000, in cash or First Mining Shares, as First Mining may elect at its sole election, if the Company declares a minimum of 350,000 oz gold resource on the Porcupine East property; and
(4)

A payment of $1,000,000, in cash or First Mining Shares, as First Mining may elect at its sole election, to be paid within 12 months of commercial production being declared at the Duparquet Gold Project, as long as any major surface infrastructure related to the Duparquet Gold Project has been constructed on the Porcupine East property.

Property Description

The Duparquet Gold Project, as defined in the 2023 PEA, consists of seven contiguous mineral exploration properties: Beattie, Donchester, Central Duparquet, Dumico, Porcupine East, Pitt Gold, and Duquesne (Figure 5), as well as the tailings from the former Beattie mine. The Project is located in the Abitibi region of the Province of Quebec, approximately 50 km north of the city of Rouyn-Noranda. The Duparquet Gold Project site has infrastructure which includes paved, provincial highways from Rouyn-Noranda to the south and La Sarre to the north – both mining communities that can provide mining infrastructure and skilled labour to develop a mine. The Project site is also proximal to Quebec’s hydroelectric power grid.

Previously, the Duparquet property was comprised of two separate mining concessions (Beattie and Donchester mines), but in 2021 the mining concessions reverted back to mining claims, and that claim block is now comprised of fifty map-designated claims covering an area of 1,079 ha.  With the addition of the Porcupine East, Pitt Gold and Duquesne claim blocks, the Duparquet Gold Project comprises 199 map-designated claims totalling 5,804 hectares. The Project covers a strike length of 18 km of favourable stratigraphy along the Destor-Porcupine Deformation Zone.

Figure 5:  Map of the Duparquet Gold Project showing Subdivisions of the Claim Blocks

Page 14

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

2023 Preliminary Economic Assessment, Duparquet Gold Project

On September 7, 2023, First Mining announced results of a positive PEA at the Duparquet Gold Project. A NI-43-101 technical report for the PEA was filed on October 20, 2023. The PEA results support a 15,000 tonnes per day open pit and underground mining operation over an 11-year mine life.  The economics of the PEA only consider the Duparquet gold deposit located on the Beattie, Donchester, Central Duparquet and Dumico claim blocks and do not include the mineral resources defined at the Pitt Gold and Duquesne deposits (see Mineral Resource Estimate section).

For further details on the Duparquet PEA see the technical report entitled “NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada” dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining’s SEDAR profile at www.sedarplus.ca

PEA Highlights

•	C$1.07 billion pre-tax NPV5% and C$588 million after-tax NPV5% at US$1,800/oz gold (“Au”)
•	24.9% pre-tax IRR; 18.0% after-tax IRR at US$1,800/oz Au
•	Annual Life-of-Mine (“LOM”) recovered gold production of 233 koz
•	Total LOM recovered gold of 2.6 Moz over an 11-year mine life
•	Pre-tax payback of 3.8 years; after-tax payback of 4.8 years
•	Initial capital costs estimated at C$706 million; sustaining and underground development capital costs estimated at C$738 million
•	Average annual LOM Total Cash Cost of US$751/oz(1); average annual LOM All-In Sustaining Costs (“AISC”) of US$976/oz(2)
(1) Total Cash Costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties.
(2) AISC includes total cash costs plus sustaining capital, development capital and closure costs.

The reader is advised that the PEA is preliminary in nature and is intended to provide only an initial, high-level review of the Project potential and design options. The PEA mine plan and economic model include numerous assumptions and the use of Inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and to be used in an economic analysis except as allowed for in PEA studies. There is no guarantee that Inferred resources can be converted to Indicated or Measured resources, and as such, there is no certainty that the PEA or Project economics described herein will be realized or achieved.

Economic Sensitivities

The Project economics and cash flows are highly sensitive to changes in the price of gold, as detailed in Table 2.

Table 2: PEA Sensitivity to Gold Price, Operating Costs and Capital Costs

Sensitivity to Gold Price

Gold Price (US$/oz)	$1,400	$1,600	$1,800	$2,000	$2,200
Pre-Tax NPV5%	C$168 million	C$621 million	C$1.07 billion	C$1.53 billion	C$1.98 billion
Pre-Tax IRR	8.5%	17.1%	24.9%	32.0%	38.6%
After-Tax NPV5%	C$20 million	C$310 million	C$588 million	C$859 million	C$1.12 billion
After-Tax IRR	5.5%	12.1%	18.0%	23.2%	28.0%

Page 15

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Sensitivity to Initial Capital Costs

Initial Capital Costs	+20%	+10%	C$706 million	-10%	-20%
Pre-Tax NPV5%	C$814 million	C$949 million	C$1.07 billion	C$1.18 billion	C$1.28 billion
Pre-Tax IRR	16.7%	20.4%	24.9%	30.5%	37.8%
After-Tax NPV5%	C$413 million	C$503 million	C$588 million	C$661 million	C$723 million
After-Tax IRR	12.0%	14.7%	18.0%	21.9%	26.9%

Sensitivity to Operating Costs

Operating Costs	+20%	+10%	C$2.2 billion	-10%	-20%
Pre-Tax NPV5%	C$761 million	C$917 million	C$1.07 billion	C$1.23 billion	C$1.39 billion
Pre-Tax IRR	19.5%	22.2%	24.9%	27.4%	29.9%
After-Tax NPV5%	$398 million	$494 million	C$588 million	$680 million	$771 million
After-Tax IRR	14.0%	16.0%	18.0%	19.9%	21.7%

Mineral Resource Estimate

In September 2022, the Mineral Resource Estimate (“MRE”) for the Duparquet deposit was updated by InnovExplo Inc. in accordance with NI 43-101 (See news release of September 12, 2022 for details). The Duparquet deposit MRE contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 1.6 million ounces of gold in the Inferred category, grading 1.36 g/t Au (see Table 3).

In August 2023, new Mineral Resource Estimates were completed on First Mining’s 100% owned Pitt Gold and Duquesne deposits and have added 1.0 million ounces of gold grading 2.32 g/t Au in the Inferred category (see Table 4), which now form part of the larger consolidated Duparquet Gold Project.

Following the updated Mineral Resource Estimates at Pitt Gold and Duquesne, the consolidated Duparquet Project now contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces of gold in the Inferred category, grading 1.62 g/t Au (Table 5).

Table 3: Duparquet Deposit Mineral Resource Estimate (Effective September 12, 2022)

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	28,333,000	1.07	970,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	9,038,900	2.29	665,600
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	37,371,900	1.36	1,636,000

Page 16

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Table 4: Pitt Gold and Duquesne Deposits Mineral Resource Estimate (Effective August 31, 2023) – not included in the PEA

Area (mining method)	Cut-off (g/t)	Pitt Gold Inferred Resource			Duquesne Inferred resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.5	-	-	-	6,300,000	1.56	316,000
UG Mining	1.75	2,120,000	2.75	187,200	5,030,000	3.1	501,400
Total		2,120,000	2.75	187,200	11,330,000	2.24	817,400

Table 5: Duparquet Gold Project Consolidated Mineral Resource Estimate (Effective August 31, 2023)

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.4	163,700	1.37	7,200	59,410,600	1.52	2,909,600	34,633,000	1.16	1,286,400
UG Mining	1.5	-	-	-	5,506,900	2.26	399,300	16,189,000	2.6	1,354,100
Tailings	0.4	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	50,822,000	1.62	2,640,500

Notes to accompany the Duparquet Deposit Mineral Resource Estimate:

a)

The independent and qualified persons for the Mineral Resource estimate, as defined by NI 43 101, are Marina Lund, P.Geo., Carl Pelletier, P.Geo. and Simon Boudreau, P.Eng. from InnovExplo Inc., and Guy Comeau, P.Eng. from Soutex Inc. The effective date of the estimate is Sept. 12, 2022.

b)

Mineral Resources are not Mineral Reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred Mineral Resources as Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category. The Mineral Resource estimate follows current CIM Definition Standards.

c)	The results are presented in situ and undiluted and have reasonable prospects of economic viability.
d)

In-pit and underground estimates encompass sixty (60) mineralized domains and one dilution envelope using the grade of the adjacent material when assayed or a value of zero when not assayed; The tailings estimate encompass four (4) zones.

e)

In-pit and underground: High-grade capping of 25 g/t Au; Tailings: High-grade capping of 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t Au for Zone 3 and 2.2 g/t Au for Zone 4. High-grade capping supported by statistical analysis was done on raw assay data before compositing.

f)

In-pit and underground: The estimate used a sub-block model in GEOVIA SURPAC 2021 with a unit block size of 5m x 5m x 5m and a minimum block size of 1.25m x 1.25m x1.25m. Grade interpolation was obtained by ID2 using hard boundaries. Tailings: The estimate used a block model in GEOVIA GEMS with a block size of 5m x 5m x 1m. Grade interpolation was obtained by ID2 using hard boundaries.

g)

In-pit and underground: A density value of 2.73 g/cm3 was used for the mineralized domains and the envelope. A density value of 2.00 g/cm3 was used for the overburden. A density value of 1.00 g/cm3 was used for the excavation solids (drifts and stopes) assumed to be filled with water. Tailings: A fixed density of 1.45 g/cm3 was used in zones and waste.

h)

In-pit and underground: The Mineral Resource estimate is classified as Measured, Indicated and Inferred. The Measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10 m around existing channel samples. The Indicated category is defined by blocks meeting at least one (1) of the following conditions: Blocks falling within a 15-m buffer surrounding existing stopes and/or blocks for which the average distance to composites is less than 45 m. A clipping polygon was generated to constrain Indicated Mineral Resources for each of the sixty (60) mineralized domains. Only the blocks for which reasonable geological and grade continuity have been demonstrated were selected. All remaining interpolated blocks were classified as Inferred Mineral Resources. Blocks interpolated in the envelope were all classified as Inferred Mineral Resources. Tailings: The Measured and Indicated categories were defined based on the drill hole spacing (Measured: Zones 1 and 2 = 30m x 30m grid; Indicated: Zone 3 = 100m x 100m grid and Zone 4 = 200m x 200m grid).

i)

In-pit and underground: The Mineral Resource estimate is locally pit-constrained with a bedrock slope angle of 50° and an overburden slope angle of 30°. The out-pit Mineral Resource met the reasonable prospect for eventual economic extraction by having constraining volumes applied to any blocks (potential underground extraction scenario) using DSO. It is reported at a rounded cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CA$70.00 (UG); processing cost = CA$11.9 to 17.0; G&A = CA$8.75; refining and selling costs = CA$ 5.00; gold price = US$ 1,650/oz; USD:CAD exchange rate = 1.31; and mill recovery = 93.9%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

j)	The number of metric tons and ounces was rounded to the nearest hundred, following the recommendations in NI 43 101. Any discrepancies in the totals are due to rounding.
k)

The authors are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues, or any other relevant issue not reported in the Technical Report, that could materially affect the Mineral Resource estimate.

Page 17

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Notes to accompany the Pitt and Duquesne Mineral Resource Estimates:

•

The independent qualified persons for the Pitt Gold and Duquesne mineral resource estimates, as defined by NI 43 101, are Olivier Vadnais-Leblanc, P.Geo., Carl Pelletier, P.Geo., and Simon Boudreau, P.Eng. from InnovExplo. The effective date of the estimate is August 31, 2023.

•

These mineral resources are not mineral reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred mineral resources as Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category. The mineral resource estimate follows current CIM Definition Standards.

•	The results are presented in situ and undiluted and have reasonable prospects of eventual economical extraction.
•	Pitt Gold: Underground: High-grade capping of 20 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
•	Duquesne: In-pit and Underground: High-grade capping of 55 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
•	A density value of 2.7 g/cm3 was used for the mineralized domains and the envelope.
•	The mineral resource estimate are completely classified as Inferred due to a lack of confidence in certain drill hole collar and underground development locations.
•	The Mineral Resource Estimates for Duquesne and Pitt Gold were prepared using 3D block modelling and the inverse distance squared (“ID2”) interpolation method.
•

The mineral resources are categorized as Inferred based on drill spacing, as well as geological and grade continuity. A maximum distance to the closest composite of 75 m for Inferred in all zones for Duquesne of 210 m for Inferred in all zones for Pitt Gold.

Exploration Program

The 5,000 m Phase 1 diamond drill program for the Duparquet Project was started on May 1, 2023. By September 30, 2023 a total of 5,514 metres of drilling in twelve holes had been completed. Diamond drilling and field exploration work was limited in the month of June due to the forest fire conditions and field work activities continued from July 2023.

Based on initial results from the first 3 diamond drill holes of the Phase I exploration drilling program (reported September 5, 2023), the Company confirmed the presence of a new gold zone. The newly modelled “Buzz Zone” intersected 6.52 g/t Au over 4.6 m and 1.19 g/t Au over 10.4 m in drill hole DUP23-002, and 4.94 g/t Au over 1.00 m as well as 2.16 g/t Au over 1.50 m in drill hole DUP23-003, confirming a newly modeled gold zone targeted proximal to the South Beattie Syenite contact.  In addition, results from drill hole DUP23-001 returned 2.28 g/t Au over 5.05 m, and drill hole DUP23-002 returned 8.70 g/t Au over 3.3 m, validating wireframes for the existing resource.

Field exploration campaigns commenced mid-August 2023 with the focus on model validation and mapping & prospecting campaigns that are targeting brownfield opportunities identified in the geological model, as well as regional, greenfield opportunities. Mapping campaigns are continuing into Q4 2023 and analytical results are still outstanding, expected to be returned in Q4 earliest. Phase 2 drilling is now underway and is focused on targeting opportunities for optimization and discovery.

During the nine months ended September 30, 2023, the most significant expenditures at the Duparquet Gold Project were:

•	$2,096,000 in connection with ongoing environmental permitting and community consultations;
•	$865,000 in connection with exploration and technical consulting;
•	$824,000 for employees’ salaries and management salary allocations;
•	$513,000 in connection with property acquisition costs
$4,437,000

Environmental and Permitting

First Mining has initiated discussions with the relevant Quebec ministries to address environmental and legacy issues as part of the redevelopment of the property.  On February 15, 2023, the Company’s wholly-owned subsidiary received a Notice of Non-Compliance (the “Non-Compliance Notice”) from the Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) in Quebec regarding historical storage of mine byproduct material on the Duparquet property. Since acquiring the Duparquet Project, the Company has been proactively working with MELCCFP in respect of this historical environmental issue and on March 31, 2023, the Company’s wholly-owned subsidiary Eldorado Gold Mines filed an initial management plan with MELCCFP. The Company subsequently filed a response to comments made by the MELCCFP on the groundwater monitoring plan for historical tailings on June 30, 2023. No official response from the MELCCFP has been received to date and discussions are ongoing with the MELCCFP. The Company is committed to working in partnership with the municipality of Duparquet, citizens and Indigenous communities.

Page 18

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Future Work Plans

First Mining, through its wholly-owned subsidiary Duparquet Gold Mines Inc. (formerly, Clifton Star), plans to continue to advance the Duparquet Project with environmental data collection to update the environmental baseline data previously collected by Clifton Star in 2012 and 2013 to support the regulatory approval process for the Project.  Future planned work by First Mining will also include engineering trade-off studies and additional diamond drilling.

In May 2023, the Company commenced an initial Phase I, 5,000 m exploration drilling program at the Duparquet Project, which is focusing on advancing a number of newly developed exploration targets, as well as resource growth and optimization opportunities. Based on review of the currently advancing exploration programs and the recent addition of available flow-through equity financing, the Company has elected to increase the initial drill program of 5,000 m and in Q3 2023 the Phase II drill program commenced.

Non-Material Projects

Cameron Gold Project, Ontario

The Cameron Gold Project consists of a district-scale, 528 square kilometre (53,000 ha) land package in northern Ontario, encompassing the Cameron Gold Deposit, the West Cedartree deposits (including Dubenski and Dogpaw), the East Cedartree deposit, and several other highly prospective gold showings that have historically been explored by both surface and underground drilling and mine development.

The project is centered around the foundational resource of the Cameron gold deposit containing 464,000 oz Au in the Measured and Indicated categories, and an additional 533,000 oz Au in the Inferred category. Further details are available in the NI-43-101 Technical Report entitled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” dated January 17, 2017, which is available under the Company’s SEDAR profile at www.sedarplus.ca.

During the nine months ended September 30, 2023, overall spend at the Cameron project was approximately $168,000 of which 50% is attributable to salaries and travel expenses.

Hope Brook Gold Project, Newfoundland

The Hope Brook Gold Project is located 85 km east of Port aux Basques, Newfoundland and covers an area of 26,050 ha over eleven mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone.

Earn-In Agreement with Big Ridge Gold

On April 6, 2021, First Mining announced that it had entered into an earn-in agreement (the “Big Ridge Earn-In Agreement”) with Big Ridge Gold Corp. (“Big Ridge”) pursuant to which Big Ridge may earn up to an 80% interest in Hope Brook. A summary of the transaction is set out in the table below and additional detail related to the earn-in arrangement is included in the Company’s news release dated April 6, 2021.

Hope Brook Gold Project Earn-in Summary
Upfront Consideration (Complete)		Stage 2 Earn-in (additional 29% earn-in over 2 years)
(1)	$500,000 cash upon closing	(2)	Additional $10,000,000 in project exploration spend
(3)	11.5 million shares of Big Ridge upon closing	(4)	Up to 10 million shares of Big Ridge to a maximum of 19.9% ownership
Stage 1 Earn-in (51% earn-in over 3-year period) (Complete)		Additional Terms:
●	$10,000,000 in project exploration spend	●	JV to be created upon completion of Stage 1
●	15 million shares of Big Ridge	●	First Mining free carried to a feasibility study
●	1.5% NSR royalty (0.5% buyback for $2.0M) – sold in Jan/23	●	$2M cash payment upon commercial production

Page 19

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

First Mining also has the right to nominate one member to the Board of Directors of Big Ridge (the “Big Ridge Board”) for so long as First Mining owns at least 10% of the issued and outstanding shares of Big Ridge. James Maxwell, the Company’s VP, Exploration, was appointed to the Big Ridge Board in January 2022 as the Company’s nominee.

On September 13, 2022, the Company announced that Big Ridge had completed the Stage 1 earn-in requirements with respect to the Hope Brook Gold Project, as set out in the Big Ridge Earn-In Agreement.  As required under the agreement, Big Ridge has (i) incurred $10 million in qualifying exploration expenditures at Hope Brook, (ii) issued 15,000,000 common shares of Big Ridge to First Mining, and (iii) granted to First Mining a 1.5% NSR royalty on Hope Brook, of which 0.5% can be bought back by Big Ridge for $2 million.

With the Stage 1 Earn-In complete, Big Ridge has earned a 51% ownership interest in Hope Brook and has until June 8, 2026 to acquire an additional 29% direct interest in Hope Brook (the “Stage 2 Earn-In”) by: (i) incurring a further $10 million in exploration expenditures; and (ii) issuing additional Big Ridge Shares to First Mining in the amount that is the lesser of (a) 10,000,000 Big Ridge Shares; or (ii) the number of Big Ridge Shares which, when combined with the number of Big Ridge Shares owned by First Mining at the time of issuance, would result in First Mining owning 19.9% of the issued and outstanding Big Ridge Shares outstanding. Upon completion of the Stage 2 Earn-In, First Mining will hold a 20% interest in Hope Brook which will be free carried until the completion of a Feasibility Study by Big Ridge.

An updated Mineral Resource Estimate (“MRE”) was announced by Big Ridge Gold Corp. for the Hope Brook Gold Project on February 21, 2023. For further information on the updated Hope Brook MRE refer to Big Ridge Gold Corp’s technical report titled “Mineral Resource Estimate Update for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by SGS Geological Services Ltd, and dated April 6, 2023, which is available under Big Ridge’s SEDAR profile at www.sedarplus.ca.

SELECT QUARTERLY FINANCIAL INFORMATION

	2023-Q3	2023-Q2	2023-Q1	2022-Q4	2022-Q3	2022-Q2	2022-Q1	2021-Q4
Net Income (Loss)	$624	(1,149)	$1,527	$(8,131)	$(2,669)	$(4,707)	$(773)	$(6,485)
Impairment of non-current assets	(1,545)	-	-	(757)	(2,180)	(7,424)	-	(749)
Total cash provided by (used in) operating activities	(1,094)	(3,364)	184	(1,696)	(28)	(859)	(2,434)	(940)
Basic and Diluted Net Income (Loss) Per Share (in dollars)	0.00	(0.00)	0.00	(0.01)	(0.00)	(0.01)	(0.00)	(0.01)
	2023-Q3	2023-Q2	2023-Q1	2022-Q4	2022-Q3	2022-Q2	2022-Q1	2021-Q4
Cash and Cash Equivalents	1,949	5,234	6,907	13,558	6,587	15,641	23,724	29,516
Short-term investments	4,798	4,634	4,797	-	-	-	-	-
Investments	30	2,290	2,811	184	4,715	6,320	11,183	13,386
Working Capital (deficit) (1)	(3,049)	1,789	5,366	5,612	2,994	15,265	24,851	34,946
Mineral Properties	239,500	234,737	229,440	221,147	219,196	185,459	180,918	170,017
Investment in Treasury Metals Inc.	3,302	5,115	5,492	5,592	6,000	7,800	15,271	15,400
Investment in PC Gold Inc.	21,528	21,572	21,572	21,572	21,535	21,568	21,569	21,570
Investment in Big Ridge Gold Corp.	1,479	2,068	2,054	2,119	2,915	1,465	1,434	1,491
Total Assets	276,098	279,277	275,831	266,933	264,533	247,249	267,385	260,309
Total Non-Current Liabilities	$29,473	33,354	$34,051	$30,015	$18,578	$19,909	$26,964	$27,419

(1)	These are non-IFRS measures with no standardized meaning under IFRS. Refer to the section in this MD&A titled “Non-IFRS Measures”.

Page 20

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Key trends in the quarterly results are as follows:

Net (income) loss – quarter to quarter fluctuations are due to the timing of non-cash items. Share-based payments expense, which fluctuates due to the timing and number of stock option grants together with the associated fair value dollar amount calculated at the time of the grant, is one of the more common examples. In addition to fair value adjustments which are required as and when facts dictate, other non-cash items are fair value movements on the Silver Stream derivative liability and certain investments based on underlying market prices at period end. As can be seen in the table above, the fluctuation in cash used in operating activities does not tend to vary nearly as much as net income (loss).

Cash and cash equivalents – fluctuations are due to the amount and timing of cash used to fund investing activities at the Company’s mineral property portfolio, offset by potential financings provided by private placements, public offerings, the exercise of options and warrants to support such activities and the divestment of project interests or investment positions. A decrease in cash and cash equivalents in Q3 2023 is primarily due to investment in mineral property expenditure for the period and $1.1 million G&A expenditures (primarily salaries, legal fees, and administrative costs) offset by the $5 million proceeds from flow through financing that was completed in Q2 2023.

Total assets – quarterly changes are the direct result of fluctuations described above in cash and cash equivalents and investments in the current asset category, and due to mineral property expenditure additions and more recently the equity loss and recorded fair value adjustments of our investments in Treasury Metals, Big Ridge Gold, and PC Gold, all of which are in the non-current asset category.

Non-current liabilities – There is no significant change in the non-current liabilities during the nine months of 2023 to date as compared to December 31, 2022.

RESULTS OF CONTINUING OPERATIONS

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS and extracted from the interim consolidated financial statements for the three and nine months ended September 30, 2023.

Three Months Ended September 30, 2023 compared to Three Months Ended September 30, 2022

For the three months ended September 30, 2023, net loss and comprehensive loss for the period has decreased by $4.1 million compared to the three months ended September 30, 2022. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods – (Increase) decrease (in $000s)	Explanation
Loss from operational activities
Operating expenses	$76	Decrease primarily pertains consultants and professional fees during the period relating to lower software support costs, advisory fees and legal fees.
Impairment of non-current assets	$635	Fair value adjustment recorded in Treasury Metals due to prolonged decline in fair value of shares. There was a 44% decline in share price compared to Q3 2022.
Other items
Change in fair value on Silver Stream derivative liability (non-cash)	$(1,532)

Fair value gain on the silver stream derivative compared to Q3 2022 was primarily a result of 10% lower market volatility, 4% increase in spot rate of silver and 4% lower foreign exchange rate between USD and CAD

Change in reclamation estimates	$1,021	Change in PC Gold’s estimated reclamation liability.
Deferred income tax recovery	$383	Pertains to flow-through share raise in Q2 2023 and associated DIT recovery.
Net income for the quarter	$3,293	Decrease in net loss predominantly relates to the revaluation of the Silver Stream derivative liability, less the change in investment fair value for the period and impairment of Treasury Metals.
Other comprehensive income
Investments fair value gain (non-cash)	$791	Overall decrease in mark to market adjustment of marketable securities held up to Q3 2023 due to liquidation of investments, compared to larger investments held for the same period last year.
Net loss and comprehensive loss	$4,069	Decrease in net loss and comprehensive loss predominantly relates to the reasons given above.

Page 21

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022

For the nine months ended September 30, 2023, net loss and comprehensive loss for the period has decreased by $13.5 million compared to the nine months ended September 30, 2022. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods - (Increase) decrease (in $000s)	Explanation
Loss from operational activities
Operating expenses	$(546)	Increase primarily pertains to an increase in salaries and professional fees related to the closing of the royalty and other commercial related transactions.
Impairment of non-current asset	$8,059	Relates to adjustment to investment in Treasury Metals due to the prolonged decline in share prices in Q3 2022, with changes being much lower than the same period in 2023.
Other items
Change in fair value on Silver Stream derivative liability (non-cash)	$(8,796)	Loss on the silver stream derivative compared to Q3 2022 was primarily a result of an increase in silver price futures curve, a lower market volatility, and increase in spot rate of silver
Gain on sale of mineral properties	$7,045	Gain on sale of non-core Royalty portfolio to Elemental in Q1 2023 and sale of claims in Q2 2023.
Investments fair value gain (non-cash)	$1,630	No fair value loss/gain in 2023 as Auteco shares held were sold in 2022
Change in reclamation estimates	$1,021	Change in PC Gold’s reclamation liability.
Deferred income tax recovery	$1,336	Increase due to the settlement of flow-through share premium liability upon incurring eligible flow-through expenditures on funds raised in 2023.
Net income for the period	$9,150

Increase in net income predominantly relates to the gain on sale of the non-core royalty portfolio, offset by the fair value loss on the Silver Stream liability and the fair value adjustment of investment in Treasury Metals.

Other comprehensive income
Investments fair value gain (non-cash)	$4,402	The fair value adjustment for Duparquet mineral property investment occurred in 2022 but not in 2023.
Net income and comprehensive income	$13,538	Decrease in loss and comprehensive loss predominantly relates to the reasons given above.

Page 22

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Nine months ended September 30
	2023	2022
CASH PROVIDED BY (USED IN)
Operating activities	$(4,274)	$(3,320)
Investing activities	(12,160)	(24,611)
Financing activities	4,747	4,970
Foreign exchange effect on cash	78	32
CHANGE IN CASH AND CASH EQUIVALENTS	(11,609)	(22,929)
Working capital (deficit) (1)	(3,049)	2,004
Cash and cash equivalents, beginning	13,558	29,516
Cash and cash equivalents, ending	$1,949	$6,587

(1)

Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures – Working Capital”.

Key reasons for variances from September 30, 2022 to September 30, 2023 include:

•	The decrease in cash and cash equivalents from investing activities related to the acquisition and exploration and project development spend on mineral properties.
•	Cash used in operating activities increased due to non-cash working capital items compared to the previous year.
•

Cash used in investing activities decreased primarily due to lower mineral property expenditures primarily related to exploration and field activity and no cash expended on earn-in agreements in 2023 as opposed to 2022.

•	Cash provided by financing activities did not materially change from 2022.
•

Working capital is lower in Q3 2023 compared to Q3 2022 due to the reduction of the underlying cash balance and sale of investments in current assets and increase in accounts payable and accrued liabilities.

Trends in Liquidity, Working Capital, and Capital Resources

The Company’s unaudited interim financial Statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As at September 30, 2023, the Company had working capital of negative $3,049,000 (December 31, 2022 - $5,612,000). $5,216,000 in current liabilities pertains to the additional net dilution which would result from Auteco completing its additional 10% equity interest in PC Gold (see note 7 of the interim Financial Statements). The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the nine months ended September 30, 2023, the Company had negative cash flow from operating activities.

Since the year ended December 31, 2022, the Company has financed its activities through selling its non-core royalty portfolio and selling some of its investments in other companies. In addition to adjusting spending, disposing of assets and seeking other non-equity sources of financing, the Company remains reliant on equity markets for raising capital through the issuance of new shares until it can generate positive cash flow from operations to finance its exploration and development programs. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and liquidate its investments.  On September 2, 2022, and June 23, 2023, the Company raised combined total proceeds of $10,325,000 in non-brokered private placement financings. The Company announced on October 26, 2023, a non-brokered private placement for gross proceeds of $5,000,000. Despite there is no assurance that the Company will be able to continue to secure additional financings in the future on terms that are favourable, the Company continues to demonstrate its ability to raise financing in the current market.  This gives rise to a material uncertainty that may cast significant doubt upon the Company’s ability to continue as going concern, which would adversely affect its ability to realize its assets and discharge its liabilities in the normal course of business.  To date, the Company has not used debt to further its exploration program, and the Company has no plan to use debt financing at the present time.

Page 23

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

The unaudited condensed interim consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as going concern.  Such adjustments could be material.

OUTLOOK

We remain focused on advancing the Company’s strategic objectives towards near-term milestones, which include:

•	Advancing the Springpole EA process which includes a focus on community, Indigenous rights holder and stakeholder engagement, with a focus on submitting a Final EA report in 2024.
•

Advancing exploration, environmental and technical work at the Duparquet Gold Project, including environmental baseline monitoring, geological data compilation and targeting, and initiation of the 2023 Phase II drill program.

•

Progressing some key Feasibility Study areas at Springpole, such as geotechnical optimization, further process optimization, and power connection studies, as well as advancing Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.

•	Maintaining a strong balance sheet and improving cash position to fund investing activities.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition net transaction costs, in some cases. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of the Company’s financial instruments and their fair value is included in the annual financial statements for the year ended December 31, 2022, filed on SEDAR+ at www.sedarplus.ca. Risks related to financial instruments are discussed under Risks and Uncertainties.

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments.  The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.  We do not acquire or issue derivative financial instruments for trading or speculative purposes.  All transactions undertaken are to support our operations.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no significant transactions with related parties outside of the ordinary course of business during the nine months ended September 30, 2023.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities as at September 30, 2023 are summarized as follows:

(in $000s)	Carrying Amount	Contractual Amount	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$3,812	$3,812	3,812	$-	$-	$-
Other liabilities	907	$1,000	400	600
Lease liability	209	224	168	56	-	-
Total	$4,928	$5,036	$4,380	$656	$-	$-

Page 24

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

Certain Non-IFRS financial measures used in this MD&A are defined below.

The Company has included certain non-IFRS measures in the annual and quarterly information tables above for the calculation of the working capital as current assets less current liabilities. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company.

Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ACCOUNTING POLICIES

The Company’s consolidated financial statements are in accordance with IFRS for the year ended December 31, 2022 prepared in accordance with the accounting policies. Furthermore, there were no changes in the Company’s accounting policies during the third quarter ended September 30, 2023.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS and International Accounting Standard 34 Interim Financial Reporting requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Estimation uncertainties are described in the Company’s annual financial statements for the year ended December 31, 2022.

CRITICAL ACCOUNTING JUDGMENTS

The preparation of financial statements requires management to exercise judgment in the process of applying its accounting policies. Judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. In preparing the Company’s interim financial statements for the three and nine months ended September 30, 2023, the Company used the same accounting policies and methods of computation as in the Company’s annual financial statements for the year ended December 31, 2022. The following section discusses significant accounting policy judgments which have been made in connection with the financial statements for the three and nine months ended September 30, 2023:

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditure made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs. Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Page 25

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Impairment of Investment in Associates2

With respect to its investments in Treasury Metals, PC Gold, and Big Ridge, which are accounted for using the equity method, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability of each investment depends on various factors, including the identification of economic recoverability of reserves at the respective exploration properties, the ability for each company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the underlying company shares themselves. The publicly quoted share price of each company, where applicable, is also a source of objective evidence about the recoverable amount of the equity investment.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s AIF for the year ended December 31, 2022 under the heading “Risks that can affect our business”, which is available under our SEDAR profile at www.sedarplus.ca, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of several other mineral property related companies.

If the fair value of our investments in equity instruments designated as fair value through profit and loss (FVTPL) had been 10% higher or lower as at September 30, 2023, net loss for the nine months ended September 30, 2023 would have decreased or increased, respectively, by approximately $Nil (2022 – $243,000). If the fair value of our investments in equity instruments designated as fair value through other comprehensive income (FVTOCI) had been 10% higher or lower as at September 30, 2023, other comprehensive income (loss) for the nine months ended September 30, 2023 would have decreased or increased, respectively, by $3,000 (2022 – $229,000).

_______________________

2 This requires accounting estimates and judgements

Page 26

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at September 30, 2023, the Company was exposed to currency risk on the following financial instruments denominated in US$. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents:

September 30, 2023
Cash, cash equivalents and short-term investments	$4,948
Fair value of Silver Stream derivative liability	$(27,260)
Net exposure	$(22,312)
Effect of +/- 10% change in currency	$(2,231)

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Silver Stream derivative liability and indirectly the PC Gold Option held relating to the net dilution from Auteco completing its additional 10% equity interest in PC Gold.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, short-term investments and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents and short term investments to be immaterial as cash and cash equivalents and short term investments are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

See the section in this MD&A titled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at September 30, 2023 based on the undiscounted contractual cash flows. As at September 30, 2023, the Company had cash and cash equivalents of $1,949,000 (December 31, 2022 – $13,558,000) and short term investments of $4,798,000 (December 31, 2022 – nil).

Page 27

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

Risks Generally

For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2022 filed with Canadian securities regulatory authorities at www.sedarplus.ca, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedarplus.ca and www.sec.gov/edgar.html, is available upon request from the Company.

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

Louis Martin, P.Geo., (OGQ 0364) a consultant of First Mining, is a Qualified Person as defined by NI 43-101, and he has reviewed and approved the scientific and technical disclosure in this MD&A relating to the Company’s mineral projects in Quebec.

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issuance by the Board, the Company had 829,753,375 common shares issued and outstanding; 41,309,487 warrants outstanding; 51,797,500 options outstanding; 3,613,715 restricted share units outstanding; 6,813,000 performance share units; and 1,109,000 deferred share units outstanding.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2023, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes policies and procedures that:

•	address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There have been no significant changes in our internal controls during the quarter ended September 30, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of September 30, 2023. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; the Company’s plans to advance the Duparquet Gold Project in 2023 by undertaking environmental data collection to update the environmental baseline data previously collected by Clifton Star in 2012 and 2013, and to undertake engineering trade-off studies and an updated economic study for Duparquet; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental; statements regarding the completion of a FS for the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding opportunities for resource expansion within the existing footprint of Springpole and in the under-explored Birch-Uchi greenstone belt; statements regarding the continuation in 2023 of environmental data collection at Springpole, and consultation and engagement with Indigenous communities, regulators and stakeholders to support the final EA; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company's working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company’s capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole Gold Project and the expected timing of such EA approval; statements regarding the Company’s compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Auteco Earn-In Agreement and cash payments, share issuances and exploration expenditure commitments thereunder; statements regarding the Big Ridge Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding the Company’s engagement with local stakeholders including, but not limited to, local Indigenous groups; statements regarding maintaining a strong balance sheet and cash position to fund investing activities consistent with the Company’s business strategy; statements regarding the potential impact of the COVID-19 pandemic; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company's internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports; and statements regarding the Company’s intention to continue with the ESG reporting framework outlined in the Company’s second annual ESG report that was published in June 2023.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended September 30, 2023

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2022 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS

The technical information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws applicable to U.S. companies.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this MD&A has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

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